                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                      FORM 11-K

                                    ANNUAL REPORT
                           PURSUANT TO SECTION 15(D) OF THE
                           SECURITIES EXCHANGE ACT OF 1934



(Mark One)


[X] ANNUAL REPORT PURSUANT TO SECTON 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 FEE REQUIRED

For the fiscal year ended December 31, 1995


                                          OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934 NO FEE REQUIRED

For the transition period from _____________ to ______________

Commission file number: 000-21571


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                  TMP Worldwide Inc.
                        TMP Worldwide Inc. 401(K) Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                  TMP Worldwide Inc.
                              1633 Broadway, 33rd Floor
                              New York, New York  10019

Financial Statements and Exhibits


(A) Financial Statements:

         Report of Independent Accountants                      [   ]
         Financial Statements Prepared in Accordance with the Financial Reporting Requirements of ERISA
         Notes to Financial Statements
         Schedules to Financial Statements


(B) Exhibits:

         23 Consent of BDO Seidman                              [   ]

                                      SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, TMP Worldwide Inc. has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  TMP Worldwide Inc.
                                  TMP Worldwide Inc. 401(k) Savings Plan



Dated: December 11, 1996      By: /s/Thomas G. Collison
                                 ----------------------------------------
                                  Name:     Thomas G. Collison
                                  Title:      Principal Financial Officer

                        TMP Worldwide Inc.
                        401(k) Savings Plan












                                                            Financial Statements
                                                      and Supplemental Schedules
                                                    Year Ended December 31, 1995

                                                 TMP Worldwide Inc.
                                                 401(k) Savings Plan

                                                           Contents

==============================================================================


INDEPENDENT AUDITORS' REPORT                                    3

FINANCIAL STATEMENTS:
  Statement of net assets available for plan benefits           4
  Statement of changes in net assets available
    for plan benefits                                           5
  Notes to financial statements                              6-12

SUPPLEMENTAL SCHEDULES:
   Form 5500 - Item 27a - Schedule of assets held
     for investment purposes                                   13
   Form 5500 - Item 27d - Schedule of reportable
    transactions                                               14

INDEPENDENT AUDITORS' REPORT


To the Trustee of
    TMP Worldwide Inc.
    401(k) Savings Plan

We were engaged to audit the financial statements and supplemental schedules of TMP Worldwide Inc. 401(k) Savings Plan (the "Plan") as of December 31, 1995 and for the year then ended, as listed in the accompanying index. These financial statements and schedules are the responsibility of the Plan Administrator.

As permitted by Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the Plan Administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 4 which was certified by Connecticut General Life Insurance Company, the Custodian of the Plan, except for comparing the information to the related information included in the financial statements and supplemental schedules. We have been informed by the Plan Administrator that the Custodian holds the Plan's investment assets and executes investment transactions. The Plan Administrator has obtained a certification from the Custodian, as of and for the year ended December 31, 1995, that the information provided to the Plan Administrator by the Custodian is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and supplemental schedules taken as a whole. The form and content of the information included in the financial statements and supplemental schedules, other than that derived from the information certified by the Custodian, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.





November 11, 1996

                                                           TMP WORLDWIDE INC.
                                                          401(K) SAVINGS PLAN

                          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

==================================================================================================================================

December 31, 1995
----------------------------------------------------------------------------------------------------------------------------------
                                             CIGNA
                                          Guaranteed     CIGNA Separate        CIGNA Stock        CIGNA        CIGNA       CIGNA
                         CIGNA Balanced    Long-Term   Account - Fidelity      Market Index     Lifetime    Lifetime    Lifetime
                              Account       Account    Growth Opportunities      Account         Fund 20      Fund 30    Fund 50
----------------------------------------------------------------------------------------------------------------------------------
ASSETS

Investments
  - at market value       $767,659        $2,942,817       $3,212,661            $961,973       $   87      $  204         $  2

Loans receivable from
  participants              34,215           135,554           81,427              39,648            -           -            -

Employer contribution
  receivable                52,254           165,857          261,375              64,798        1,826       3,601          313

Other                            -                 -                -                   -            -           -            -
----------------------------------------------------------------------------------------------------------------------------------
  TOTAL ASSETS             854,128         3,244,228        3,555,463           1,066,419        1,913       3,805          315
----------------------------------------------------------------------------------------------------------------------------------
LESS LIABILITIES

Due to Plan participants
  (Note 6)                       -                 -                -                   -            -           -            -
----------------------------------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES              -                 -                -                   -            -           -            -
----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS             $854,128        $3,244,228       $3,555,463          $1,066,419       $1,913      $3,805         $315
==================================================================================================================================
----------------------------------------------------------------------------------------------------------------------------------
                       Unallocated             Total
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Investments
  - at market value        $     -        $7,885,403

Loans receivable from
  participants              15,778           306,622

Employer contribution
  receivable                     -           550,024

Other                        2,594             2,594
----------------------------------------------------------------------------------------------------------------------------------
  TOTAL ASSETS              18,372         8,744,643
----------------------------------------------------------------------------------------------------------------------------------
LESS LIABILITIES

Due to Plan participants
  (Note 6)                  33,762            33,762
----------------------------------------------------------------------------------------------------------------------------------
  TOTAL LIABILITIES         33,762            33,762
----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS           $(15,390)       $8,710,881
==================================================================================================================================

                                 See accompanying notes to financial statements.


                                                                                                              TMP WORLDWIDE INC.
                                                                                                             401(K) SAVINGS PLAN

                                                                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

====================================================================================================================================

December 31, 1995

---------------------------------------------------------------------------------------------------------------------------
                                                            CIGNA
                                                         Guaranteed        CIGNA Separate      CIGNA Stock       CIGNA
                                         CIGNA Balanced   Long-Term      Account - Fidelity    Market Index     Lifetime
                                             Account       Account      Growth Opportunities      Account       Fund 20
---------------------------------------------------------------------------------------------------------------------------
ADDITIONS:
 Participant contributions                $168,212         $490,509             $766,847        $188,955            $77
   (Note 1)
 Employer contributions
   (Note 1)                                 52,254          165,857              261,375          64,798          1,826
 Interest and dividends                      1,519          148,767                3,282           2,074              -
 Net appreciation in value                 107,091                -              708,623         222,455             10
   of investments
 Rollovers of participant                      (69)          22,887               (4,291)         13,070              -
   balances (Note 1)
 Transferred assets from                    10,089        1,506,896              227,659          54,069              -
   acquired companies
   (Note 4)
 Transfers                                  24,009         (145,201)               41,445          79,671             -
 Forfeitures to Plan                         3,427           (1,659)               14,273           3,101             -
   (Note 1)
---------------------------------------------------------------------------------------------------------------------------
   TOTAL ADDITIONS                         366,532        2,188,056             2,019,213         628,193         1,913
---------------------------------------------------------------------------------------------------------------------------
DEDUCTIONS:
 Participant withdrawals                    88,603          666,758              241,576         105,508              -
 Administrative expenses                     3,333           18,505                5,046           3,226              -
---------------------------------------------------------------------------------------------------------------------------
   TOTAL DEDUCTIONS                         91,936          685,263              246,622         108,734              -
---------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET                 274,596        1,502,793            1,772,591         519,459          1,913
   ASSETS
NET ASSETS AVAILABLE FOR                   579,532        1,741,435            1,782,872         546,960              -
   BENEFITS, BEGINNING OF YEAR
===========================================================================================================================
NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR                  $854,128       $3,244,228           $3,555,463      $1,066,419         $1,913
===========================================================================================================================


---------------------------------------------------------------------------------

                                  CIGNA        CIGNA
                                 Lifetime     Lifetime
                                 Fund 30      Fund 50      Unallocated      Total
---------------------------------------------------------------------------------
ADDITIONS:
 Participant contributions
   (Note 1)                        $108           $-            $-     $1,614,708
 Employer contributions
   (Note 1)                       3,601          313             -        550,024
 Interest and dividends               -            -             -        155,642
 Net appreciation in value           20            2             -      1,038,201
   of investments
 Rollovers of participant             -            -             -         31,597
   balances (Note 1)
 Transferred assets from              -            -             -      1,798,713
   acquired companies
   (Note 4)
 Transfers                           76            -             -              -
 Forfeitures to Plan                  -            -             -         19,142
   (Note 1)
---------------------------------------------------------------------------------
   TOTAL ADDITIONS                3,805          315             -      5,208,027
---------------------------------------------------------------------------------
DEDUCTIONS:
 Participant withdrawals              -            -        15,390      1,117,835
 Administrative expenses              -            -             -         30,110
---------------------------------------------------------------------------------
   TOTAL DEDUCTIONS                   -            -        15,390      1,147,945
---------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET        3,805          315       (15,390)     4,060,082
   ASSETS
NET ASSETS AVAILABLE FOR              -            -             -      4,650,799
   BENEFITS, BEGINNING OF YEAR
=================================================================================
NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR         $3,805         $315     $(15,390)     $8,710,881
=================================================================================

                               See accompanying notes to financial statements.

                                                             TMP Worldwide Inc.
                                                            401(k) Savings Plan

                                                  Notes to Financial Statements

===============================================================================


1.  Description of Plan           The following description of the TMP
                                  Worldwide Inc. 401(k) Savings Plan and its related Trust arrangement (collectively, the
                                  "Plan") is provided for general information purposes only. Participants should refer to the current Plan document for a complete description of the Plan's provisions.


                                  The Plan was adopted as of January 1, 1992 by McKelvey Enterprises, Inc. ("McKelvey", formerly Telephone Marketing Programs, Inc.) for the benefit of its eligible employees and the eligible employees of any other organization designated by McKelvey's Board of Directors. The Plan was amended twice during 1992. The first amendment was effective January 1, 1992 altering the Plan's vesting rules and effective July 1, 1992, altering the eligibility rules. The second amendment was effective October 1, 1992 and that amendment permitted McKelvey to extend the coverage of the Plan to employees of organizations not considered an affiliate. As of December 31, 1992, TMP Worldwide Inc. and TMP Medical Listings, Inc. are the only organizations designated as additional participating employers. The Plan also accommodates the transfer of assets from seven (7) profit sharing and/or 401(k) plans, each of which was previously maintained by companies that were merged into TMP Worldwide Inc.

                                                             TMP Worldwide Inc.
                                                            401(k) Savings Plan

                                                  Notes to Financial Statements

===============================================================================

                                  General


                                  The Plan is a defined contribution plan and provides for elective contributions on the part of the participating employees and for employer matching contributions. The Plan extends coverage to each employee of the participating employers, except those employees covered by a collective bargaining agreement where the agreement does not specifically provide for the participation in the Plan of the employees subject to that bargaining agreement. As of February 1, 1992 and April 1, 1992, the first two Plan entry dates, any eligible employee had to have completed one year of service (a twelve-month period of at least 1,000 employment hours) to enter the Plan. Subsequently, the Plan was revised to allow eligible employees to enter the Plan beginning each calendar quarter following their completion of one hour of service. The Plan designates McKelvey as the plan administrator (the "Plan
                                  Administrator"). The Plan Administrator shall be responsible for the operations of the Plan in accordance with prevailing government requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and provisions of the Internal Revenue Code of 1986 as pertains to plans intended to qualify under
                                  Section 401(a) of that Code.

                                  Contributions

                                  Participating employees have the option to make elective contributions of up to 15% of their compensation, subject to the limit of Internal Revenue Code Section 402(g) ($9,240 for 1995. Participating employers shall make a matching contribution equal to the elective contribution, but not more than 2% of each contributing employee's compensation. A participating employee who makes an elective contribution, however, is only eligible for an employer matching contribution for the plan year (the calendar year) if the employee is employed by the employer on the last day of such year. Notwithstanding the employment requirement, the Plan provides that an employer matching contribution shall be made to a sufficient number of nonhighly-compensated employees who have terminated during the Plan year as may be necessary to satisfy the requirements of Internal Revenue Code Section 410(b).

                                                             TMP Worldwide Inc.
                                                            401(k) Savings Plan

                                                  Notes to Financial Statements

===============================================================================


                                  Participants' Accounts


                                  Each participant's account is credited with the elective contributions made by that participant and employer matching contributions for which that participant is eligible. The participating employees direct the investment of the contributions credited to their account into one or more of the investment funds which have been made available to them. Each participant's account will be credited with its share of the net investment earnings of the funds in which that account is invested. The benefits to which a participant is entitled is the amount that can be provided from the participant's vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from an Individual Retirement Account or from another employer's plan).

                                  Forfeitures of terminated participants'
                                  nonvested accounts are applied as a reduction to the otherwise required employer matching contribution. Forfeitures occur in a plan year when a terminated participant receives the vested portion of their account or, if earlier, upon the occurrence of six consecutive one-year breaks in service. If the terminated participant resumes employment before six consecutive one-year breaks in service, the amount that the participant forfeited will be reinstated with, under certain circumstances, investment earnings.

                                                             TMP Worldwide Inc.
                                                            401(k) Savings Plan

                                                  Notes to Financial Statements

===============================================================================



                                  Vesting


                                  The portion of a participant's account
                                  attributed to elective contributions and rollover contributions is nonforfeitable at all times. Vesting (i.e., nonforfeitable rights to the portion of a participant's account arising from employer matching contributions) is based upon the number of years of service, with a year generally being a plan year in which the participant accumulates at least 1,000 employment hours. Vesting starts with the completion of two years of service at the rate of 40% and increases 20% for each subsequent year until full vesting is achieved with five or more years. Notwithstanding the number of years of service, a participant is considered fully vested at the normal retirement age of sixty-five, in the event of death, or should the participant incur a disability which is considered to be total and permanent. The Plan provides special vesting rules with regard to any benefits a participant may have from a plan that was merged into the TMP Worldwide Inc. 401(k) Savings Plan.


                                  Effective July 1, 1992, a participant who was eligible to enter the Plan as of February 1, 1992 with less than one year of service as of that date automatically received an additional year of service if that individual remained in the employment of a participating employer as of December 31, 1992.


                                  Payment of Benefits


                                  Benefits are generally payable in the form of a lump sum following a participant's termination of employment or death. The portion of a participant's account attributed to benefits from a merged plan, however, is subject to specific rules. Provision is also made for a participant to request a withdrawal of all or a portion of the participant's account attributed to elective contributions after the attainment of age 59-1/2. Further, upon the showing of substantial hardship, and in accordance with specific rules set forth in the Plan concerning hardship withdrawals, a participant may withdraw that portion of their account attributed to the remaining employer matching contributions that have vested and the amount of elective deferrals which have not previously been withdrawn.

                                                             TMP Worldwide Inc.
                                                            401(k) Savings Plan

                                                  Notes to Financial Statements

===============================================================================


                                  Participants' Loans

                                  In general, a participant may borrow an
                                  amount not exceeding the lesser of $50,000 or 50% of the vested portion of their account.

                                  If the proceeds of the loan are to be applied to the purchase of a dwelling which will be used as a principal residence of the participant, the repayment period shall be as agreed upon by the Plan Administrator and the borrowing participant. If the proceeds of the loan are used for any other purpose, the repayment of the loan must be made within five years. Interest will be charged at an annual rate which is comparable to a commercial rate for a similar type of loan. Principal and interest payments will be due at a frequency no longer than quarterly and, with respect to employees, will be made by payroll deductions.

                                  The loans are collateralized by the
                                  participants' interest in their accounts.



2.  Accounting Policies           Basis of Accounting

                                  Accounting records maintained by the
                                  Custodian (see Note 4) are on the cash basis of accounting. The financial statements included herein include all material adjustments necessary to place the financial statements on the accrual basis of accounting.


                                  Investments

                                  Investments are stated at their current
                                  value, which is determined using quoted
                                  market prices, if available.

3.  Tax Status

                                  The Internal Revenue Service has determined and informed TMP Worldwide, Inc. by a letter dated May 8, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

4.  Trustee and                   The funds of the Plan are maintained under a
    Custodian                     Trust with Andrew J. McKelvey as Trustee. The
                                  duties and authority of the Trustee are
                                  defined in the related Trust Agreement.

                                                             TMP Worldwide Inc.
                                                            401(k) Savings Plan

                                                  Notes to Financial Statements

===============================================================================

                                  The Connecticut General Life Insurance
                                  Company ("CIGNA") has been appointed the Custodian of the Plan. The duties of the Custodian include administration of the trust fund (including income therefrom) at the direction of the Trustee, and the payment of benefits and loans to plan participants and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to participants to individually direct the investment of their interest in the
                                  Plan). CIGNA is also responsible for the maintenance of the individual participant records and to render statements to the participants as to their interest in the Plan.

                                  In accordance with the instructions of the Plan Administrator, the following information certified by CIGNA (Note 2) was not subject to examination by the independent auditors, except for comparing the information to the related information in the financial statements:


                                  December 31,                1995
                                  -----------------------------------
                                  Cash and investments   $7,885,403
                                  Net investment
                                      income                155,642
                                  Rollovers of
                                    participant balances     31,597
                                  Transferred assets
                                     from acquired
                                    companies             1,798,713
                                  Participant
                                    withdrawals           1,172,204
                                  ==================================


                                  In addition, the information included in the supplemental schedules was certified by CIGNA.

5.  Termination                   Although it has not expressed any intent to
                                  do so, each participating employer has the right under the Plan to discontinue its contributions at any time and to terminate its participation in the Plan, subject to the provisions of ERISA. If the Plan is fully or partially terminated, all amounts credited to the affected participants' accounts will become fully vested.

                                  Upon termination, the Plan Administrator shall take steps necessary to have the assets of the Plan distributed among the affected participants.

                                                             TMP Worldwide Inc.
                                                            401(k) Savings Plan

                                                  Notes to Financial Statements

===============================================================================


6.  Maximum                       In order to ensure favorable tax treatment of
    Contribution                  participant accounts, the Plan must not
                                  exceed certain maximums for employee elective contributions and employer matching contributions of highly compensated employees as defined in the Internal Revenue Code. Any excess contributions, at the discretion of the Plan Administrator, may be refunded to the affected employees by March 15 of the following year. Due to Plan participants at December 31, 1995 amounted to $33,762 of excess contributions refunded in 1996.

                                                                                                 TMP Worldwide Inc.
                                                                                                401(k) Savings Plan

                                                                 Form 5500 - Item 27a - Schedule of Assets Held for
                                                                                                Investment Purposes

                                                                 EIN: 13-2633092                   Plan Number: 002

=============================================================================================================================

December 31, 1995
-----------------------------------------------------------------------------------------------------------------------------
  (a)              (b)                                     (c)                                (d)                 (e)
                                                 Description of investment,
             Identity of issuer,            including maturity date, rate of
            borroweer, lessor or similar    interest, collateral, par or maturity                               Current
                   party                                    value                             Cost               Value
-----------------------------------------------------------------------------------------------------------------------------

*        CIGNA                              Balanced Account, equity/fixed
                                              income fund. There is no
                                              maturity date, rate of interest,
                                              collateral, par or maturity value.           $    660,562        $    767,659

*        CIGNA                              Guaranteed Long-term Account,
                                              fixed income fund, 7.05%.
                                              There is no maturity date,
                                              collateral, par or maturity value.              2,942,817           2,942,817

*        CIGNA                              Separate Account - Fidelity Growth
                                              Opportunities, equity fund.
                                              There is no maturity date, rate of
                                              interest, collateral, par or
                                              maturity value.                                 2,480,594           3,212,661

*        CIGNA                              Stock Market Index Account,
                                              equity fund. There is no maturity
                                              date, rate of interest, collateral,
                                              par or maturity value.                             750,410            961,973

*        CIGNA                              Lifetime Fund 20 Account Equity
                                              Fund.  There is no maturity date,
                                              rate of interest, collateral, par or
                                              maturity value.                                         77                 87

*        CIGNA                              Lifetime Fund 30 Account. There
                                              is no maturity date, rate of
                                              interest, collateral, par or
                                              maturity value.                                        184                204

*        CIGNA                              Lifetime Fund 50 Account. There
                                              is no maturity date, rate of
                                              interest, collateral, par or
                                              maturity value.                                         -                   2
----------------------------------------------------------------------------------------------------------------------------
                                                                                              $6,834,644         $7,885,403
============================================================================================================================
                                            Loans due from participants of the
                                              plan, 5 years, 8%, participant's
         Participant loans                    account balance. There is no par
         receivable                           or maturity value.                              $       -          $  306,622
============================================================================================================================

--------------
Note: In column (a), place an asterisk (*) on the line of each identified person known to be a party-in-interest to the Plan. Include all loans that were renegotiated during the Plan year. Also, explain what steps have been taken or will be taken to collect overdue amounts for each loan listed.


                                                                                                            TMP Worldwide Inc.
                                                                                                           401(k) Savings Plan

                                                                    Form 5500 - Item 27d - Schedule of Reportable Transactions
                                                                    EIN: 13-2633092                           Plan Number: 002
===========================================================================================================================
Year ended December 31, 1995
------------------------- ---------------------------- --------------- ---------------- ---------------- -----------------
          (a)                         (b)                   (c)              (d)              (e)              (f)


    Identity of party                                                                                    Expense incurred
        involved              Description of asset      Purchase price   Selling price    Lease rental   with transaction
------------------------- ---------------------------- --------------- ---------------- ---------------- -----------------
CIGNA                     Purchases of units in            $263,501              N/A              N/A               N/A
                            Balanced Account

CIGNA                     Sales of units in Balanced            N/A         $147,172              N/A               N/A
                            Account

CIGNA                     Purchases of units in           1,373,925              N/A              N/A               N/A
                            Fidelity Growth
                            Opportunities

CIGNA                     Sales of units in Fidelity            N/A          511,124              N/A               N/A
                            Growth Opportunities

CIGNA                     Purchases of units in           2,302,687              N/A              N/A               N/A
                            Guaranteed Long-term
                            Account

CIGNA                     Sales of units in                     N/A        1,080,302              N/A               N/A
                            Guaranteed Long-term
                            Account

CIGNA                     Purchase of units in              414,825              N/A              N/A               N/A
                            Fidelity Stock Market Index

CIGNA                     Sales of units in Fidelity            N/A          180,077              N/A               N/A
                            Stock Market Index
------------------------- ----------------- ---------------- ----------------
          (a)                    (g)               (h)              (i)

    Identity of party                        Value of asset on  Net gain or
        involved             Cost of asset    transaction date    (loss)
------------------------- ----------------- ---------------- ----------------
CIGNA                          $263,501         $263,501               $-


CIGNA                           138,380          147,172            8,792


CIGNA                         1,373,925        1,373,925                -


CIGNA                           428,161          511,124           82,963


CIGNA                         2,302,687        2,302,687                -


CIGNA                         1,080,302        1,080,302                -


CIGNA                           414,825          414,825                -


CIGNA                           153,631          180,077           26,446
===========================================================================================================================

                              MCKELVEY ENTERPRISES, INC.
                            PROFIT SHARING PLAN AND TRUST










                                                            FINANCIAL STATEMENTS
                                                      AND SUPPLEMENTAL SCHEDULES
                                                    YEAR ENDED DECEMBER 31, 1995

                                                 MCKELVEY ENTERPRISES, INC.
                                              PROFIT SHARING PLAN AND TRUST

                                                                   CONTENTS

============================================================================

INDEPENDENT AUDITORS' REPORT                                         3

FINANCIAL STATEMENTS:
  Statements of net assets available for plan benefits               4
  Statement of changes in net assets available
    for plan benefits                                                5
  Notes to financial statements                                   6-10

SUPPLEMENTAL SCHEDULES:
  Form 5500 - Item 27a - Schedule of assets held for
    investment purposes                                              11
  Form 5500 - Item 27d - Schedule of reportable transactions         12

INDEPENDENT AUDITORS' REPORT


To the McKelvey Enterprises, Inc.
  Profit Sharing Plan Committee

We have audited the accompanying statement of net assets available for plan benefits of McKelvey Enterprises, Inc. Profit Sharing Plan and Trust as of December 31, 1995, and the related statements of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the McKelvey Enterprises, Inc. Profit Sharing Plan Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of McKelvey Enterprises, Inc. Profit Sharing Plan and Trust as of December 31, 1995 and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied to the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



November 8, 1996

                                                 MCKELVEY ENTERPRISES, INC.
                                              PROFIT SHARING PLAN AND TRUST

                        STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

=======================================================

December 31,                                     1995
-------------------------------------------------------
ASSETS
Investments, at fair value:
  Fixed income funds                           $68,823
  Cumulative preferred stock of McKelvey
    Enterprises, Inc. (Notes 1 and 6)        2,000,000
Receivables:
  Accrued dividend (Note 6)                     18,459
  Participants' loans                            7,457
  Due from McKelvey Enterprises, Inc.           12,834
  Other                                              -
-------------------------------------------------------
    TOTAL ASSETS                             2,107,573
LESS LIABILITIES:
  Due to affiliated plan                         2,594
  Accrued expenses                              10,000
-------------------------------------------------------
  NET ASSETS AVAILABLE FOR PLAN BENEFITS    $2,094,979
=======================================================

         See accompanying notes to financial statements.

                                                  MCKELVEY ENTERPRISES, INC.
                                               PROFIT SHARING PLAN AND TRUST



             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

=======================================================
Year ended December 31,                           1995
-------------------------------------------------------
ADDITIONS:
  Investment income:
    Interest and dividends (Note 6)           $214,011
-------------------------------------------------------
    TOTAL ADDITIONS                            214,011
-------------------------------------------------------
DEDUCTIONS:
  Benefits paid to participants                217,653
  Administrative expenses                          922
-------------------------------------------------------
    TOTAL DEDUCTIONS                           218,575
-------------------------------------------------------
NET DECREASE                                    (4,564)
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  BEGINNING OF YEAR                          2,099,543
-------------------------------------------------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  END OF YEAR                               $2,094,979
=======================================================

        See accompanying notes to financial statements.

                                                  McKelvey Enterprises, Inc.
                                               Profit Sharing Plan and Trust

                                               Notes to Financial Statements

==============================================================================

1.   Description of Plan      The following description of the McKelvey
                              Enterprises, Inc. ("McKelvey") Profit Sharing Plan
                              (the "Plan") and Trust (the "Trust") is provided for general information purposes only.
                              Participants should refer to the Plan Agreement
                              (the "Agreement") for a complete description of the Plan's provisions as amended and restated in June 1996.

                              General

                              The Plan is a defined contribution plan covering the employees of McKelvey (the "Employer"). The Plan specifically excludes two categories of employees, those covered by a collective bargaining agreement when there has been evidence of good-faith bargaining for retirement benefits and when this Plan has not been adopted for those employees, and employees who are considered nonresident aliens having no United States source of earned income. Employees who are not excluded under those two categories become Plan members as of their employment commencement date. McKelvey shall designate one or more persons to act as the Plan administrator (the "Administrator"). However, in the absence of such appointment, McKelvey shall be considered the Administrator. The Administrator shall be responsible for the operations of the Plan in accordance with the Agreement and prevailing government requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and provisions of the Internal Revenue Code of 1986 as it pertains to plans intended to qualify under Section 401(a) of that Code.

                              During 1992, McKelvey reorganized the
                              administration of its business and transferred the payroll of its employees to an affiliate in which it has an approximate 82% ownership interest. The transfer of staff was completed by the end of 1992 so that McKelvey did not have any employees on payroll as of January 1, 1993. Although the Plan is continuing, notwithstanding the transfer of payroll, McKelvey is effectively precluded from making any further contributions to the Plan because of the rules concerning deductible employer contributions under the Internal Revenue Code.

                                                  McKelvey Enterprises, Inc.
                                               Profit Sharing Plan and Trust

                                               Notes to Financial Statements

==============================================================================

                              Due to the current inability to make further contributions, McKelvey amended the Plan effective December 30, 1992 to fully vest (to the extent not otherwise fully vested) anyone employed on or after January 1, 1992 by McKelvey and/or any other employer which is considered under the Internal Revenue Code to be commonly owned. That amendment also fully vested any other participant or former participant with an account balance as of January 1, 1993 and provided special rules concerning the portion of account balances which were not to be considered vested including the allocation of those nonvested amounts. In addition, the same amendment recognized the corporate name change to McKelvey Enterprises, Inc. and, in conformity thereto, changed the name of the Plan effective January 1, 1994 to McKelvey Enterprises, Inc. Profit Sharing Plan and Trust.

                              Participants' Accounts

                              Each participant's account is credited with an allocation of the Plan's earnings based on the prior account balance. The benefit to which a participant is entitled is the amount that can be provided from the participant's account.

                              The allocation of forfeitures occurs in the plan year when a terminated participant receives the vested portion of his account or if there are five consecutive one-year breaks in service, as defined in the Agreement, whichever is sooner. If the terminated participant resumes employment before five consecutive one-year breaks in service, he can have the forfeited amount reinstated provided he returns to the Plan any distributions received from the Plan.

                              In the event required distribution or loan obligations (the "Obligations") to participants exceed the cash available for such Obligations, the Trust may require McKelvey to redeem the number of shares of Preferred Stock (see Note 5) needed to satisfy such Obligations pursuant to the exercise by the Plan of Put Rights as defined, or take such other action as is available in accordance with the Agreement to acquire the necessary cash to make the required distributions. Benefits payable at December 31, 1995 of
                              $271,729, represent vested amounts owed to terminated participants.

                                                  McKelvey Enterprises, Inc.
                                               Profit Sharing Plan and Trust

                                               Notes to Financial Statements

==============================================================================

                              Payment of Benefits

                              Benefits are payable either in the form of a lump sum or as installment payments over a period not longer than life expectancy. Special rules apply with regard to a participant's death. Benefits otherwise are available following the participant's severance of service or retirement.

                              Participant Loans

                              A participant may borrow an amount not to exceed the lesser of $50,000 or 50% of the vested interest in his account determined as of the last valuation date preceding his election for the loan.

                              If the proceeds of the loan are to be applied to the purchase of a dwelling which will be used as a principal residence of the participant, the repayment period shall be comparable to what is available under similar types of loans from lending institutions in the local area. If the proceeds of the loan are used for any other purposes, the repayment of the loan must be made within five years. Interest will be charged at an annual rate which is comparable to a commercial rate for a similar type of loan. Principal and interest payments will be due at a frequency no longer than quarterly and, with respect to employees, will be made by payroll deductions.

                              The loans are collateralized by the participants' interest in their accounts and by such additional security as may be necessary where the loans would otherwise exceed the vested account balance.

2.   Summary of               Basis of Accounting
     Accounting Policies

                              Accounting records maintained by the Custodian (see Note 3) are on the modified cash basis of accounting. The financial statements included herein contain all material adjustments necessary to present the financial statements on the accrual basis of accounting.

                              Investments

                              Investments are stated at their current value which is determined using quoted market prices, if available. The fair value of the cumulative preferred stock of McKelvey is based on an independent valuation performed as of December 31, 1995.

                                                  McKelvey Enterprises, Inc.
                                               Profit Sharing Plan and Trust

                                               Notes to Financial Statements

==============================================================================

                              Investment transactions are recorded at cost on a settlement date basis, as adjustments to a trade date basis do not have a material effect on the financial statements.

3.   Tax Status               The Plan obtained its latest determination letter
                              on February 1, 1995, in which the Internal Revenue
                              Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has not been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related Trust is tax exempt.

4.   Trustee and Custodian    The funds of the Plan are maintained under a trust
                              with Andrew J. McKelvey as trustee. The duties and authority of the trustee are defined in the Agreement.

                              Effective December 1992, Connecticut General
                              Insurance Company ("CIGNA") was appointed the Custodian of the Plan. Previous to that date, People's Bank served as the Plan's Custodian. The duties of the Custodian include administration of the trust fund (including income therefrom), the payment of benefits and loans to Plan participants and the payment of expenses incurred by the Plan.



5.   Termination              Although it has not expressed any intent to do so,
                              the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, the Administrator shall take steps necessary to have the assets of the Plan distributed among participants.

                                                  McKelvey Enterprises, Inc.
                                               Profit Sharing Plan and Trust

                                               Notes to Financial Statements

==============================================================================


6.   Related Party            In April 1991, the Plan purchased 200,000 shares
     Transaction              of 10.5% nonvoting cumulative preferred stock at
                              $10.00 par value (the "Preferred Stock") of
                              McKelvey for $2,000,000.

                              The Plan obtained an independent fairness opinion (the "Opinion") regarding the transaction as a whole and an independent valuation (the "Valuation") of the Preferred Stock. The Opinion concluded, partly based on the Valuation, that, as of December 31, 1991, the value of the Preferred Stock was not less than $2 million and that the transaction was fair to the Plan and all of its participants from a financial point of view. In addition, the Plan's attorneys have advised the Administrator that this transaction is not in violation of ERISA's prohibited transaction rules and the exempt status of the Plan and Trust will not be affected as a result of the transaction.

7.   Government Audits        An audit of Plan operations was conducted by the
                              United States Department of Labor for the years
                              1988 through 1992. This audit did not result in any change to the Plan's operations.

                              The latest audit of the Plan by the Internal
                              Revenue Service was conducted for the 1990 Plan Year and resulted in no change to the Plan's operations.

                                                  McKelvey Enterprises, Inc.
                                               Profit Sharing Plan and Trust

                          Form 5500 - Item 27a - Schedule of Assets Held for
                                                         Investment Purposes
                          EIN: 13-2633092                   Plan Number: 001
===============================================================================

December 31, 1995
-------------------------------------------------------------------------------
(a)                 (b)                      (c)                 (d)       (e)
-------------------------------------------------------------------------------

                                   Description of investment,
          Identity of issuer,      including maturity date,
          borrower, lessor or      rate of interest,            Cost    Current
          similar party            collateral, par or                    value
                                   maturity value
--------------------------------------------------------------------------------
          CIGNA                    Guaranteed long-term, fixed
                                   income fund, 7.05%. There
                                   is no maturity date,
                                   collateral, par or
                                   maturity value.            $68,823    $68,823

*         Cumulative Preferred     200,000 shares,
          Stock of McKelvey        10.5% nonvoting
          Enterprises, Inc.        cumulative preferred
                                   stock, $10 par value.
                                   There is no maturity
                                   date, collateral or
                                   maturity value.          2,000,000  2,000,000
--------------------------------------------------------------------------------
                                                           $2,068,823 $2,068,823
================================================================================
          Participants' loans
          receivable               Loans due from
                                   participants of the
                                   plan, 5 years, 8%,
                                   participant's account
                                   balance. There is no
                                   par or maturity value.  $        - $   7,457
================================================================================

------------------
Note: In column (a), place an asterisk (*) on the line of each identified person known to be a party-in-interest to the Plan. Include all loans that were renegotiated during the Plan year. Also, explain what steps have been taken or will be taken to collect overdue amounts for each loan listed.
                                                                             11

                                                  McKelvey Enterprises, Inc.
                                               Profit Sharing Plan and Trust
                  Form 5500 - Item 27d - Schedule of Reportable Transactions
                  EIN: 13-2633092                           Plan Number: 001

==================================================================================================================================
Year ended December 31, 1995
----------------------------------------------------------------------------------------------------------------------------------
            (a)                        (b)                  (c)             (d)               (e)              (f)


                                                                                                             Expense
                                Description of                                                             incurred with
Identity of party involved            asset           Purchase price    Selling price     Lease rental      transaction
----------------------------------------------------------------------------------------------------------------------------------
CIGNA                         Fixed income fund        $  222,491         $    -              N/A                $-

CIGNA                         Fixed income fund                 -        218,578              N/A                 -

McKelvey Enterprises, Inc.    Cumulative
                                Preferred Stock         2,000,000              -              N/A                 -


                                    (g)                    (h)             (i)

                                                      Value of asset
                                                      on transaction     Net gain or
Identity of party involved      Cost of asset              date            (loss)
----------------------------------------------------------------------------------------------------------------------------------

CIGNA                         $  222,491               $  222,491         $    -

CIGNA                            222,491                  218,578         (3,913)

McKelvey Enterprises, Inc.     2,000,000                2,000,000              -
==================================================================================================================================

                                                                              12